THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your Telewest Shares, please send this document and the accompanying Form of Proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Schroder Salomon Smith Barney is acting for Telewest in connection with the Disposal and for no one else and will not be responsible to anyone other than Telewest for providing the protections afforded to its clients or for giving advice in relation to the Disposal or the contents of this document.

--------------------------------------------------------------------------------

[LOGO] Telewest

                          Telewest Communications plc

                             Proposed Disposal of
                            shareholding in SMG plc

                  Notice of an Extraordinary General Meeting
--------------------------------------------------------------------------------

Your attention is drawn to the letter from the Chairman of Telewest which is set out on pages 5 to 8 of this document and recommends you to vote in favour of the Resolution to be proposed at the Extraordinary General Meeting referred to below.

A summary of the action to be taken by Shareholders is set out on page 8 of this document and in the accompanying Notice of Extraordinary General Meeting.

This document should be read in conjunction with the accompanying Notice of the Extraordinary General Meeting of Telewest. The Extraordinary General Meeting is to be held at 10.00 a.m. (UK time) on 4 September 2002 at Weil, Gotshal & Manges, The Helicon, 1 South Place, London EC2 2WG. A Form of Proxy for use at the Extraordinary General Meeting is enclosed and, to be valid, should be completed and returned to the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, as soon as possible and, in any event, so as to arrive no later than 10.00 a.m. (UK time) on 2 September 2002.

This document provides information only to assist Shareholders in considering how to vote at the Extraordinary General Meeting and is addressed solely to Shareholders. It may not be used or relied upon by any other person.

                                   CONTENTS

                                                          Page
                  Definitions............................   3

                  Part I: Letter from the Chairman.......   5

                  Part II: Additional information........   9

                  Notice of Extraordinary General Meeting  15

                               Outline timetable

Latest time and date for receipt of Form of
Proxy for the Extraordinary General Meeting:   10.00 a.m. (UK time) on 2 September 2002

Extraordinary General Meeting:..............   10.00 a.m. (UK time) on 4 September 2002

                                  Definitions

The following definitions apply in this document, unless the context otherwise requires:

"Act"                          the Companies Act 1985, as amended

"Annual General Meeting"       the annual general meeting of Telewest held on
                               11 June 2002

"Articles"                     the articles of association of Telewest

"Company" or "Telewest"        Telewest Communications plc

"Directors" or "the Board"     the directors of Telewest, whose names are set
                               out in paragraph 2(a) of Part II of this document

"Disposal"                     the proposed disposal by the Group of any or all
                               of the SMG Shares comprising the Shareholding in the manner, and on the basis, described in this document

"EBITDA" earnings before interest, tax, depreciation and amortisation

"Extraordinary General         the extraordinary general meeting of Telewest to
  Meeting" or "EGM"            be held at 10.00 a.m. (UK time) on 4 September
                               2002, including any adjournment thereof, convened by the notice set out on page 15 of this document

"Form of Proxy"                the form of proxy accompanying this document for
                               use at the EGM

"Liberty Media"                Liberty Media Corporation, a Delaware corporation

"Microsoft"                    Microsoft Corporation, a Washington corporation

"Notice of                     the notice accompanying this document convening
  Extraordinary General        the EGM
  Meeting"
"Offering"                     a book-built accelerated equity offering of all
                               or part of the Shareholding

"Registrars"                   Lloyds TSB Registrars, The Causeway, Worthing,
                               West Sussex BN99 6DA

"Relationship Agreement"       the revised new relationship agreement dated as
                               of 3 March 2000, as amended by an amendment agreement dated as of 18 May 2001, between Microsoft Corporation, Liberty Media
                               International, Inc., Liberty UK Holdings, Inc.,
                               Liberty UK, Inc. and the Company

"Resolution"                   the ordinary resolution to be proposed at the EGM
"Schroder Salomon Smith Barney"Salomon Brothers International Limited trading as Schroder Salomon Smith Barney. "Schroder" is a trademark of Schroder Holdings plc and is used under licence by Salomon Brothers International
                               Limited

"Senior Secured Facilities"    the senior secured credit facilities dated 16
                               March 2001 between Telewest Communications
                               Networks Limited, a wholly-owned subsidiary of the Company, and a syndicate of banks and other lenders in an aggregate amount of (Pounds)2.25 billion

"Shareholders"                 holders of Telewest Shares

"Shareholding"                 53,086,628 SMG Shares held by Dominbank Nominees
                               Limited on behalf of Flextech Investments
                               (Jersey) Limited, a wholly-owned subsidiary of Telewest

"SMG"                          SMG plc

"SMG Shares"                   ordinary shares of 2.5 pence each in the capital
                               of SMG
"TD Loan"                      the equity swap transaction between Telewest
                               Communications Holdco Limited and Toronto
                               Dominion Bank as described in paragraph 4(a)(iv) of Part II of this document

"Telewest ADSs"                American Depositary Shares of Telewest, each
                               representing ten Telewest Ordinary Shares

"Telewest Group" or "the Group"Telewest and its subsidiaries and subsidiary undertakings and, where the context so permits, each of them

"Telewest Limited Voting
  Shares" the limited voting convertible ordinary shares of 10 pence each in the capital of Telewest having the rights set out in the Articles

"Telewest Ordinary Shares"     ordinary shares of 10 pence each in the capital
                               of Telewest (including, unless the context indicates otherwise, Telewest ADSs)

"Telewest Shares"              Telewest Ordinary Shares and Telewest Limited
                               Voting Shares

"Telewest Share Schemes"       the Telewest Restricted Share Scheme, the
                               Telewest 1995 (No. 1) Executive Share Option
                               Scheme, the Telewest 1995 (No. 2) Executive
                               Share Option Scheme, the Telewest 1995 Sharesave
                               Scheme, the Telewest Long Term Incentive Plan, the Telewest Equity Participation Plan, the
                               Flextech Sharesave Scheme, the 1992 Flextech
                               Approved Share Option Scheme, the 1992 Flextech
                               Unapproved Share Option Scheme, the 1995
                               Flextech Approved Share Option Scheme and the
                               1995 Flextech Unapproved Share Option Scheme

"Toronto Dominion Bank"        The Toronto-Dominion Bank, London Branch

"UK"                           the United Kingdom of Great Britain and Northern
                               Ireland

For the purposes of this document, "subsidiary", "subsidiary undertaking" and "wholly-owned subsidiary" have the respective meanings given by the Act (but for this purpose ignoring paragraph 20(i)(b) of Schedule 4A to the Act).

[LOGO] Telewest

                       Part I: Letter from the Chairman


   Registered office: Genesis Business Park Albert Drive Woking Surrey GU21 5RW

                                              Registered in England No. 2983307

                                                                 13 August 2002

To Shareholders and, for information only, to participants in the Telewest Share Schemes

Dear Shareholder,

                   Proposed disposal of shareholding in SMG

                    Notice of Extraordinary General Meeting

Introduction

Your board announced earlier today that, in order to preserve its flexibility at a time of constrained capital markets, it may wish to sell any or all of the Group's 16.9 per cent. publicly quoted shareholding in SMG as part of its efforts to address the Group's funding requirements and to make its financial position more secure. Due to the size of the Group's investment in SMG relative to the current market value of the Company's issued share capital, any such Disposal requires the approval of Shareholders. In order to enable the Company to effect the Disposal if it deems it to be appropriate, the Company is seeking Shareholder approval in advance for such a sale at an Extraordinary General Meeting of the Company to be held on 4 September 2002.

The purpose of this document is to provide Shareholders with information in relation to the Disposal and to explain why your Board considers that the Disposal is in the best interests of the Company and its Shareholders taken as a whole and to ask you to vote in favour of it. Your Board is unanimously recommending Shareholders to vote in favour of the Resolution approving the Disposal to be proposed at the Extraordinary General Meeting. The Notice of Extraordinary General Meeting is set out on page 15 of this document.

Funding and capital structure

On 4 July 2002, we sent you a letter which explained that your Board had concluded that it was in the best interests of the Company to enter into discussions with Liberty Media and a committee of the Company's bondholders to establish whether a proposal for a reconstruction of the Company's balance sheet was capable of being agreed. Your Board will continue to progress the available options in order to arrive at a solution which is fair and equitable to all stakeholders. Telewest has not yet discussed any specific proposals with either the committee of the Company's bondholders or Liberty Media and detailed discussions will not begin until we have obtained the necessary waivers and consents required pursuant to the Senior Secured Facilities.

The Directors consider that the Group will continue to operate within the Senior Secured Facilities for a period of at least twelve months from the date of this document. However, over the next twelve months, the margin of facilities over requirements is not large and consistent delivery of budget is necessary to ensure continued compliance with the terms of the covenants in the Senior Secured Facilities and, inherently, there can be no certainty in relation to these matters.

Your attention is drawn to the further information relating to the working capital and liquidity of the Group contained in paragraph 6 of Part II of this document.

Current trading and prospects

On 1 August 2002, we published our unaudited interim report of the Telewest Group for the six month period ended 30 June 2002. A copy of our unaudited interim report accompanies this document. If you do not receive a copy of the interim report with this document, you may write to, or contact by telephone, our Company Secretary, Clive Burns at 160 Great Portland Street, London W1W 5QA (020 7299 5537) and he will be pleased to supply you with a copy.

The interim report was published at the end of a difficult quarter for the Group. In this time, the Group announced a reduction in the total number of Group employees of approximately 15 per cent., increased the price of the services that the Group provides to consumers and reduced the projected annual capital expenditure of the Group from (Pounds)600 million to approximately (Pounds)470 million. Notwithstanding these factors, the key financial performance indicators of the Group, including revenue and EBITDA, have continued to improve. In addition, the number of subscribers to the Group's broadband internet product has continued to increase to a current level of approximately 192,000 installed subscribers as at 1 August 2002. These results show that the Group (excluding the Shareholding) has strong operational prospects that the Board believes will be enhanced once the Group's balance sheet has been restructured.

On 31 July 2002, Telewest announced that Adam Singer, Group Chief Executive, would be leaving the Company and had resigned as a director of the Board and that Charles Burdick, Group Finance Director, had been appointed as Managing Director.

Reasons for the Disposal and use of proceeds

The Disposal would form part of the Board's efforts to progress the available options for making the Group's financial position more secure.

The Disposal proceeds would be used to repay the outstanding balance of the TD Loan, which is secured against the Shareholding, with the balance (if any) being used as an additional source of liquidity for the operation of the business of the Group. As at 30 June 2002, the outstanding balance of the TD Loan was (Pounds)33.29 million.

Financial effects of the Disposal
The value of the Company's shareholding in SMG, based on the closing price of SMG Shares on 12 August 2002 (being the latest practicable date prior to the publication of this document) of 98 pence per SMG Share, was approximately (Pounds)52 million. The value of the Shareholding as accounted for in the audited consolidated financial statements of the Telewest Group for the financial year ended 31 December 2001 was (Pounds)80.7 million (2000:
(Pounds)148.3 million). The consideration to be received by the Company in return for the Disposal will be affected by, among other things, the market conditions when the Disposal is concluded and the structure of the Disposal. However, your Board expects that the SMG Shares comprising the Shareholding will be sold at a price not materially different from the prevailing market price at the time of the sale subject to a minimum price of 63 pence per SMG Share. On this basis, the Directors consider that the value to the Company of the Disposal will be justified by the price which will be received by it. Your Board expects the Disposal proceeds to provide in the short term an enhancement in cash terms over the dividends receivable from the Telewest Group's investment in SMG. In 2001, the Telewest Group received (Pounds)3.2 million (2000: (Pounds)3.4 million) in respect of dividend payments on the Shareholding.

The Disposal process

The final timetable and structure of the Disposal remain subject to market conditions. As the price of the SMG Shares that are being sold pursuant to the Disposal will be determined shortly before the completion of the Disposal, there will be insufficient time between pricing and completion of the Disposal to convene and hold a general meeting of the Company. We are therefore convening an Extraordinary General Meeting for a date before the time when the price of the SMG Shares being sold pursuant to the Disposal will be known. The Company will announce the detailed terms of the Disposal when known.

Subject to your approval of the Disposal, the structure of the Disposal and the price at which the SMG Shares comprising the Shareholding will be sold will be at the discretion of your Board. In addition, the Disposal could take place at any time within the twelve months following the date of Shareholder approval of the Resolution.

The Disposal will be effected either by means of an on-market sale or by means of an off-market sale:

..   On-market sale:  If the Disposal is effected by means of an on-market sale the Disposal may, depending on market conditions, take the form of an Offering. If the Disposal does in fact take the form of an Offering, the number of SMG Shares to be sold, and the proceeds ultimately received by the Group, will be dependent on the demand for SMG Shares and the price determined by the marketing exercise in line with procedures generally used for accelerated equity offerings.

..   Off-market sale:  If the Disposal is effected by means of an off-market sale the terms of the sale as to price and settlement will be as close as reasonably possible to an on-market sale. Your Board does not anticipate that significant warranties or representations will be given to a purchaser of any or all of the Shareholding.

The Disposal will not take place unless your Board considers the terms of the Disposal to be in the best interests of the Company and its Shareholders taken as a whole. Your Board will not sell the SMG Shares at a price of less than 63 pence per SMG Share at which price, if the Shareholding is sold in its entirety, the gross proceeds would be sufficient to repay the balance of the TD Loan secured against the Shareholding.

If the Disposal is not completed before 4 September 2003 (being the date twelve months from the date of Shareholder approval), your Board will once again ask Shareholders to approve the Disposal (if appropriate) provided the Disposal is, at that time, considered by the Board to be in the best interests of the Company and its Shareholders.

Substantial shareholders

As at the date of this document, Liberty Media and Microsoft, who together hold approximately 48.8 per cent. of the Company's issued share capital, have indicated that they intend to procure that the members of their respective groups holding Telewest Shares vote in favour of the Resolution.

Prior to implementing the Disposal, the Company will in addition require the consent of each of Liberty Media and Microsoft in accordance with the Relationship Agreement.

Information on SMG

SMG is a media company that delivers a mix of information and entertainment across a wide range of different media. SMG's operations are focused in four business divisions:
..   Television:  SMG holds two Channel 3 licences to broadcast in Scotland through Scottish Television Limited and Grampian Television Limited. SMG produces television programmes for the ITV Network and other broadcasters and owns a 25 per cent. interest in GMTV Limited;

..   Publishing:  SMG produces a number of major national and local newspapers in Scotland including The Herald, Sunday Herald and Evening Times;

..   Radio:  SMG is the parent company of Virgin Radio Limited, which operates one of three national commercial radio stations broadcasting in the UK, and also holds a stake in Scottish Radio Holdings plc; and

..   Out of home:  SMG has a strong presence in the outdoor and cinema markets including holdings in Primesight Limited, Pearl & Dean Cinemas Limited and other leisure and entertainment markets, including a stake in Heart of Midlothian plc.

For the year ended 31 December 2001, SMG reported turnover of (Pounds)280.8 million and profit before tax, excluding exceptional items, of (Pounds)36.0 million. SMG had consolidated net assets as at 31 December 2001 of (Pounds)97.8 million.

Pursuant to article 85 of SMG's articles of association, a wholly-owned subsidiary of the Company is currently entitled to appoint and maintain on the SMG board up to, but not more than, two designated directors. Stephen Cook, the Telewest Group Strategy Director and General Counsel, is a Telewest designated non-executive director of SMG. Adam Singer was removed as a Telewest designated director on 1 August 2002. As at the date of this document, Telewest has not nominated a Telewest designated director to the board of SMG to replace Adam Singer.

Extraordinary General Meeting

The notice of Extraordinary General Meeting of the Company, at which Shareholder approval of the Disposal will be sought, is set out on page 15 of this document. This meeting is to be held at 10.00 a.m. (UK time) on 4 September 2002 at Weil, Gotshal & Manges, The Helicon, 1 South Place, London EC2 2WG, when Shareholders will be asked to consider and, if thought fit, pass the resolution approving the Disposal as set out in the notice on page 15 of this document.

Action to be taken

A Form of Proxy for use by Shareholders in connection with the Extraordinary General Meeting is enclosed with this document. Whether or not you propose to attend the Extraordinary General Meeting, you should complete and sign the enclosed Form of Proxy in accordance with the instructions. Completed Forms of Proxy should be returned to the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL as soon as possible and in any event so as to be received no later than 10.00 a.m. (UK time) on 2 September 2002.

The completion and return of a Form of Proxy will not preclude you from attending the Extraordinary General Meeting and voting in person if you so wish.

Additional information

Your attention is drawn to the additional information contained in Part II of this document and also to the accompanying Notice of Extraordinary General Meeting.

Directors' intentions and recommendation

The Directors, who have received financial advice from Schroder Salomon Smith Barney, consider the Disposal to be in the interests of the Company. In providing advice to the Directors, Schroder Salomon Smith Barney has placed reliance upon the Directors' commercial assessment of the Disposal and their confirmation that the Disposal will not take place unless the Directors consider the terms of the Disposal to be in the best interests of the Company.

The Directors also consider that the Disposal is in the best interests of the Shareholders taken as a whole and unanimously recommend you to vote in favour of the Resolution to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings amounting in aggregate to 460,448 Telewest Ordinary Shares (representing approximately 0.02 per cent. of the issued Telewest Shares).

Yours sincerely


/s/ Signature

Cob Stenham
Chairman

                        Part II: Additional information

1.  Responsibility statement

The Directors, whose names are set out in paragraph 2(a) below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.  Directors, Directors' and others' interests and Directors' service contracts

(a)  Directors

The names and principal functions of the Directors are as set out below:

Anthony William Paul Stenham   Non-executive chairman
Charles James Burdick          Managing director and group finance director
Stephen Sands Cook             Group strategy director and general counsel
Mark Walter Luiz               Chief operating officer
Denise Patricia Byrne KingsmillNon-executive
William Anthony Rice           Non-executive
Stanislas Michael Yassukovich  Non-executive

The business address of each of the Directors is Telewest Communications plc, Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW.

(b)  Directors' and others' interests

The interests, all of which are beneficial, of the Directors and those of any person connected with them within the meaning of section 346 of the Act ("Connected Persons") in the share capital of the Company which (i) have been notified to the Company pursuant to sections 324 and 328 of the Act, or (ii) are required pursuant to section 325 of the Act to be entered in the register of Directors' interests maintained under that section, or (iii) are interests of a Connected Person which would, if the Connected Person were a Director, be required to be notified under (i) or (ii) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, as at 12 August 2002, the latest practicable date prior to the publication of this document, were as follows:

(i)  Interests in Telewest Ordinary Shares

                 ----------------------------------------------
                 Directors             Telewest Ordinary Shares
                 ---------             ------------------------
                 Charles Burdick......         294,201
                 Denise Kingsmill.....          30,983
                 Mark Luiz............          20,631
                 Anthony Rice.........          27,120
                 Anthony Stenham......          40,000
                 Stanislas Yassukovich          47,513
                                               -------
                 Total................         460,448
                                               =======

--------
Note:The Telewest 1994 Employees' Share Ownership Plan Trust (the "Trust") holds a total of 946,818 Telewest Shares. The Trust is a discretionary trust under which all employees of Telewest are potential beneficiaries. Each of the executive directors of the Company (as listed in paragraph 2(a) above) is, for the purposes of the Act, regarded as being interested in all of the Telewest Shares held by the Trust in addition to their interests stated above.

(ii) Options over Telewest Ordinary Shares under the Executive Share Option Schemes and the Telewest 1995 Sharesave Scheme

--------------------------------------------------------------------------------------
                                    Shares under                   Exercise price
Directors                                 option   Exercise period        (pence) Note
---------                           ------------ ----------------- -------------- ----
Charles Burdick....................     27,486   13/03/00-12/03/07     109.1       a
                                       800,542   13/03/00-12/03/07     108.7       b
                                     1,192,982   30/06/03-29/06/10     228.0       b
                                       583,333   07/06/04-06/06/11     120.0       b
                                       233,333   16/11/04-15/11/11      75.0       b
                                     ---------
Total..............................  2,837,676
                                     =========

Stephen Cook.......................    982,456   30/06/03-29/06/10     228.0       b
                                       421,052   21/11/03-20/11/10     114.0       b
                                        10,977   01/02/04-31/07/04      88.3       c
                                       583,333   07/06/04-06/06/11     120.0       b
                                       233,333   16/11/04-15/11/11      75.0       b
                                     ---------
Total..............................  2,231,151
                                     =========

Mark Luiz..........................    169,223   19/06/98-18/06/05      99.9       d
                                     1,052,631   30/06/03-29/06/10     228.0       b
                                        10,977   01/02/04-31/07/04      88.3       c
                                       583,333   07/06/04-06/06/11     120.0       b
                                       233,333   16/11/04-15/11/11      75.0       b
                                     ---------
Total..............................  2,049,497
                                     =========
Anthony Stenham....................     10,977   01/02/04-31/07/04      88.3       c
                                     ---------
Total..............................     10,977
                                     =========

--------
Notes:
a  Approved Executive Share Options (subject to performance conditions).
b  Unapproved Executive Share Options (subject to performance conditions).
c  Sharesave Options.
d Executive Share Options, originally granted under the 1992 Flextech Approved Employee Share Option Scheme and the 1992 Flextech Unapproved Share Option Scheme, that were, following the acquisition of Flextech plc by the Company in April 2000, exchanged for replacement options over Telewest Shares on the basis of 3.78 Telewest Shares for each Flextech share under option. These options continue to be governed by the rules of the relevant Flextech scheme and, as a result of the option exchange, there are no performance conditions attached to these options.

(iii)  Other entitlements to Telewest Ordinary Shares

The Telewest Long Term Incentive Plan

---------------------------------------------------------------------------------------
                                    Number of Telewest
Director                               Ordinary Shares       Transfer dates        Note
--------                            ------------------       --------------        ----
Charles Burdick....................            9                   --               a
                                          66,112       From 20/03/02                b
                                          51,546       50% from 30/03/03, 50% from
                                                       30/03/04                     b
                                         -------
Total..............................      117,667
                                         =======

--------
Note: a These Telewest Shares have vested following the satisfaction of performance targets.
      b  Subject to performance targets.

The Telewest Equity Participation Plan

---------------------------------------------------------------------
                                    Number of Telewest
Director                               Ordinary Shares Transfer dates
--------                            ------------------ --------------
Charles Burdick....................       40,390       From 22/03/02
                                          ------
Total..............................       40,390
                                          ======

The Telewest Restricted Share Scheme

-----------------------------------------------------------------------
                                    Number of Telewest
Director                               Ordinary Shares  Transfer dates
--------                            ------------------  --------------
Charles Burdick....................      185,915       From 12/06/04
                                         -------
Total..............................      185,915
                                         =======

Save as disclosed above, none of the Directors nor any person connected (within the meaning of section 346 of the Act) with a Director has any interests in the share capital of the Company or any of its subsidiaries.

(c)  Directors' service contracts

No service agreement between any Director and the Company or any member of the Telewest Group has been entered into or varied since 11 June 2002, the date of the last Annual General Meeting of the Company, when all such service agreements were made available for inspection, nor has any such agreement or variation been proposed. The Group's annual report and accounts for the year ended 31 December 2001 contained summary details in respect of these agreements.

(d)  Directors' interests in transactions

No Director has or has had any interest, direct or indirect, in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Telewest Group and which (i) were effected by any member of the Telewest Group during the current or immediately preceding financial year, or (ii) were effected by any member of the Telewest Group during an earlier financial year and which remain in any respect outstanding or unperformed.

3.   Substantial shareholdings


As at 12 August 2002 (being the latest practicable date prior to the publication of this document), the Company had been notified of the following interests, either direct or indirect, in 3 per cent. or more of the issued share capital of the Company:

---------------------------------------------------------------------------------------
                                                       Number of Telewest Percentage of
                                    Number of Telewest     Limited Voting  issued share
Shareholder                            Ordinary Shares             Shares   capital (%)
-----------                         ------------------ ------------------ -------------
Liberty Media Corporation..........    722,205,225         22,185,093         25.2
Microsoft Corporation..............    636,056,024         60,322,654         23.6
The Capital Group Companies Inc....    190,920,901                 --          6.5
Morgan Stanley Securities Limited..     87,100,613                 --          3.0

Save as disclosed above, the Company has not been notified, and is not aware, that any person has, directly or indirectly, an interest in 3 per cent. or more of the issued share capital of the Company.

4.  Material contracts

(a)  Telewest Group (excluding the Shareholding)

Save for the contracts described below, there have been no contracts entered into by a member of the Telewest Group (excluding the Shareholding) other than in the ordinary course of business (i) during the two years immediately preceding the date of this document which are or may be material or (ii) at any time which contain an obligation or entitlement material to the Telewest Group (excluding the Shareholding) as at the date of this document:

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(i)  the Relationship Agreement as summarised in, and available for inspection in accordance with, the circular to Shareholders dated 7 March 2000, and subsequently approved by Shareholders at an extraordinary general meeting of the Company on 31 March 2000;

(ii) a sale and purchase agreement (the "Agreement") dated 1 November 2000 between Deutsche Telekom AG ("Deutsche Telekom") and the Company relating to the sale and purchase of the entire issued share capital of Eurobell (Holdings) PLC ("Eurobell"). The terms of the Agreement provided that the Company would pay an initial and deferred consideration to Deutsche Telekom in the form of 5% Accreting Convertible Notes (the "Accreting Convertible Notes") on the terms and in the amounts described in paragraph 4(a)(iii) below. Upon completion of the transaction, the Company issued an Accreting Convertible Note in the sum of (Pounds)220 million to Deutsche Telekom in consideration for the transfer of:

  (aa) the entire issued share capital of Eurobell ((Pounds)71.7 million);

  (bb) the assignment of an inter-company loan previously owed by Eurobell to Deutsche Telekom ((Pounds)128.3 million); and

  (cc) a cash payment remitted to Eurobell by Deutsche Telekom following the acquisition ((Pounds)20 million).

   On 15 January 2001, Deutsche Telekom remitted a further cash payment to Eurobell in the sum of (Pounds)30 million and the Company issued an additional Accreting Convertible Note to Deutsche Telekom in the sum of (Pounds)30 million. In addition, pursuant to the terms of the Agreement, the Company agreed to pay to Deutsche Telekom a further amount as deferred consideration conditional upon the turnover of Eurobell exceeding a target amount. An additional Accreting Convertible Note was issued to Deutsche Telekom on 2 April 2001 by the Company in the amount of (Pounds)3.5 million in respect of this deferred consideration;

(iii) 5.00% Accreting Convertible Notes due 2003 were issued by the Company in favour of Deutsche Telekom (as referred to in paragraph 4(a)(ii) above) in three separate notes dated 1 November 2000, 15 January 2001 and 2 April 2001 of aggregate principal amount of (Pounds)253.5 million. The Accreting Convertible Notes are convertible at an initial conversion price of 156.56 pence per Telewest Ordinary Share. The Company is obliged to pay the accreted value of the Accreting Convertible Notes in cash at the maturity date, being 1 November 2003, unless they are converted on or prior to that date. Conversion is, inter alia, at the maturity date at the noteholder's option but the Company may elect to settle in cash in whole but not in part, at any time at 100 per cent. of the accreted value provided that, for a certain 10 day period prior to redemption, the price per Telewest Ordinary Share has been at least 130 per cent. of the average conversion price in effect on each day during the 10 day period; and

(iv) an International Swap Dealers Association, Inc. (ISDA) Master Agreement, and the schedule thereto, each dated as of 11 July 2001 between Telewest Communications Holdco Limited ("TCH") and Toronto Dominion Bank relating to an equity swap transaction between Toronto Dominion Bank and TCH. The TD Loan is secured by means of a legal charge granted by Flextech Investments (Jersey) Limited in favour of Toronto Dominion Bank over 55 per cent. of the Shareholding and originally provided for a maturity period of one year. The loan maturity period was extended in July 2002 by agreement between the Company and Toronto Dominion Bank and will expire on 13 January 2003. It is anticipated that the security granted to Toronto Dominion Bank in relation to the Shareholding will be released immediately prior to the Disposal. As at 30 June 2002, the outstanding balance of the TD Loan was (Pounds)33.29 million.

(b)  The Shareholding

Save for the contract described at paragraph 4(a)(iv) above, there have been no contracts entered into otherwise than in the ordinary course of business in relation to the Shareholding in the two years immediately preceding the date of this document which are or may be material to the Telewest Group and no member of the Telewest Group has entered into any other contracts otherwise than in the ordinary course of business relating to the Shareholding which contain obligations or entitlements which are material to the Telewest Group as at the date of this document.

5.  Litigation

(a)  Telewest Group (excluding the Shareholding)

No member of the Telewest Group (excluding the Shareholding) is or has been engaged in any legal or arbitration proceedings which may have, or have had within the twelve months immediately preceding the date of this document, a significant effect on the financial position of the Telewest Group (excluding the Shareholding), nor is Telewest aware of any such proceedings which are pending or threatened.

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

(b)  The Shareholding

There are no, nor have there been any, legal or arbitration proceedings relating to the Shareholding which may have, or have had within the twelve months immediately preceding the date of this document, a significant effect on the financial position of the Telewest Group, nor is Telewest aware of any such proceedings which are pending or threatened.

6.  Working capital
(a)  Risk factors

In March 2001, Telewest Communications Networks Limited, a wholly-owned subsidiary of the Company, entered the Senior Secured Facilities. Borrowings under the Senior Secured Facilities are secured on the assets of the operating subsidiaries of the Group (the "TCN Group") and the terms of the Senior Secured Facilities restrict borrowings and the flow of funds between the TCN Group and the Company (which acts as the issuer of the majority of the Group's debt securities).

The Senior Secured Facilities limit the amount of credit available according to ratios of TCN Group's debt and net operating cash flow. The Senior Secured Facilities also contain financial covenants the breach of which could result in all amounts outstanding thereunder becoming immediately due and payable. As with most growth businesses, further increases in business performance and profitability are necessary to ensure continued compliance with the terms of the covenants in the Senior Secured Facilities. However, as with any forecast information, the principal assumptions are clearly subject to a degree of risk. If the Company is unable to remain compliant with its covenants (or to meet its debt service obligations), it could attempt to restructure or refinance some or all of its existing indebtedness or to seek additional funding. Your Board cannot assure you, however, that the Company would be able to do so on satisfactory terms, if at all. The downgrading of the Group's credit ratings in March and April 2002 may mean that the Company is not able to make future borrowings.

Although your Board believes that the Company's current credit facilities are satisfactory to meet its funding requirements going forward at least until 13 August 2003 (the date twelve months from the date of this document), the margin of available facilities over requirements is not large and, accordingly, your Board cannot assure you that this will be the case. A change in circumstances could therefore require the Company to request waivers from the lenders under the Senior Secured Facilities to prevent breaching certain covenants in the Senior Secured Facilities and/or require the Company to obtain additional financing and/or require the Company to amend or refinance the Senior Secured Facilities. Such waivers and/or new financing and/or amendments or refinancings may not be available on acceptable terms, if at all. The Company's inability to obtain the requisite waivers and/or to obtain additional financing and/or to amend or refinance its bank facilities may result in a default under the Senior Secured Facilities and could result in a default under the indentures that govern the Company's high yield and convertible debt securities.

The Group has a requirement for further funding in the fourth quarter of 2003 to meet its funding requirements and there can be no assurance that such funding will be available on satisfactory terms, if at all. As a result of the Group's requirement for additional funding and the fact that the Company's debt obligations start to mature in late 2003, and the uncertainty as to the Group's ability to raise additional finance and/or satisfy those obligations, the Group is currently considering alternative options to meet these obligations and stabilize its medium and longer term financial position.

The Group is in the process of obtaining the necessary waivers and consents from the lenders under the Senior Secured Facilities to permit it to enter into detailed discussions with a committee of the Company's bondholders and, if approached, Liberty Media concerning a possible reconstruction of the Group's balance sheet. We cannot assure you that, in the process of obtaining such necessary waivers and consents, the terms of the Senior Secured Facilities will remain unchanged, nor can we assure you that we will continue to be able to draw-down under the Senior Secured Facilities in accordance with its current terms.

(b)  Working capital sufficiency
The Directors are of the opinion that, taking into account the Senior Secured Facilities, the working capital available to the Group is sufficient for its present requirements, that is, for at least the next twelve months from the date of this document.

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

7.  Significant changes
(a)  Telewest Group (excluding the Shareholding)

There has been no significant change in the financial or trading position of the Telewest Group (excluding the Shareholding) since 30 June 2002 (the date to which the unaudited consolidated interim financial statements of the Telewest Group for the six month period ended 30 June 2002 were prepared).

(b)  The Shareholding

The value of the Shareholding as accounted for in the unaudited consolidated interim financial statements of the Telewest Group for the six month period ended 30 June 2002 was (Pounds)80.7 million and the market value as at 28 June 2002, based on the closing price of (Pounds)1.235 per SMG Share, was (Pounds)65.6 million. As at 12 August 2002 (being the latest practicable date prior to the publication of this document) the market value of the Shareholding, based on the closing price of 98 pence per SMG Share, was approximately (Pounds)52 million.

Save as disclosed in this paragraph 7, there has been no significant change in the market value of the Shareholding since 30 June 2002 (the date to which the unaudited consolidated interim financial statements of the Telewest Group for the six month period ended 30 June 2002 were prepared).

8.  Consents

Schroder Salomon Smith Barney has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears.

9.  Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London, EC4Y 1HS and at the registered office of the Company during usual business hours on any weekday (Saturdays and public holidays excepted) for a period of 14 days following the date of this document:

(a)the Memorandum and Articles of Association of the Company;

(b)the audited consolidated financial statements of the Telewest Group for each of the two financial years ended 31 December 2000 and 2001 and the unaudited consolidated interim financial statements of the Telewest Group for the six month period ended 30 June 2002;

(c)the Directors' service contracts referred to in paragraph 2(c) above;

(d)the material contracts referred to in paragraph 4 above;

(e)the written consent referred to in paragraph 8 above; and

(f)this document.

Dated: 13 August 2002

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

                          Telewest Communications plc

                      (Registered in England No. 2983307)

                    Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Telewest Communications plc will be held at 10.00 a.m. (UK time) on 4 September 2002 at Weil, Gotshal & Manges, The Helicon, 1 South Place, London EC2 2WG for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an Ordinary Resolution:

                              Ordinary Resolution

THAT the Company in general meeting declares its approval of any decision by the directors, or a duly authorised committee thereof, of the Company or any relevant subsidiary within the Telewest Group to sell all or any of their respective interests in SMG plc in the manner and on the basis described in the circular to shareholders dated 13 August 2002. This authority shall expire on 4 September 2003 (being the date twelve months from the date hereof).

Dated: 13 August 2002

By order of the Board Clive     Registered Office: Genesis Business Park Albert
Burns Company Secretary                            Drive Woking Surrey GU21 5RW

Notes:

1. Any person entered on the register of members of the Company at 10 a.m. (UK time) on 2 September 2002 (hereafter referred to as a "member") is entitled to attend and vote at the Extraordinary General Meeting pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001. Any changes to the register of members after the above time and date shall be disregarded in determining the rights of any person to attend and/or vote at the Extraordinary General Meeting.

2. A member entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and, upon a poll, vote instead of him, her or it. A proxy need not be a member of the Company.

3. A Form of Proxy and any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL not less than 48 hours before the time appointed for holding the meeting. A Form of Proxy is enclosed. Completion and return of a Form of Proxy will not preclude a member from attending or voting at the Extraordinary General Meeting in person.

4. Shareholders (and any proxies or representatives they appoint) agree, by attending the Extraordinary General Meeting, that they are expressly requesting, and that they are willing to receive, any communications (including communications relating to the Company's securities) made at that meeting.


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